FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 17, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Batavo launches the biggest promotion in its history

R$ 15 million is to be invested in the “Batavo Prize Winning Fridge” campaign a weekly raffle of refrigerators filled with R$ 50,000 and hundreds more instantaneous prizes

As from February 26, Batavo, the leading dairy product brand in BRF Brasil Foods’ portfolio, begins the nationwide launch of its “Batavo Prize Winning Fridge” campaign. With investments of R$ 15 million, the promotion will have nationwide coverage with weekly prize-winning drawings. The cost corresponds to the largest investment of the brand in a single promotion. In total, the campaign will raffle off 24 Electrolux duplex top-of-the-line refrigerators, eight of them filled with R$ 50,000 – one per week, and more than 400 brand-personalized Electrolux mini-refrigerators.

The campaign will involve a total of 17 categories of participating products including milks, yogurts, dry and chilled products in the lines: Kissy, Pense Light, Bio Fibras, Batavito, Batavinho and Naturis Soja. The promotional packages have the campaign seal stamped on all the Batavo products*, representing the largest multi-category promotion of the brand in the market. The promotional code printed on the packaging should be sent by SMS to the number 49877 or registered in the special promotion hotsite www.geladeirapremiada.com.br. Drawings will have nationwide coverage and will be held on a weekly basis by the Federal Lottery. The packaging should not be discarded until the end of the promotion on April 29.

 “We want to compete for the consumer’s preference among the market leaders. For this purpose and to commemorate the event, we are launching the biggest promotion in the brand’s history. This year is going to be one full of new initiatives at Batavo”, says Luciane Matiello, Marketing Director at Batavo.

Ad Dissemination

The “Prize Winning Batavo Fridge” campaign will have massive offline, online and PoS dissemination. The open TV media will air 30 and 15 second films with stop motion animation.  The commercial is an entertaining play on the conversation between two magnets on a refrigerator.

Product merchandising on presenter, Ana Maria Braga’s Mais Você program will also be used as a vehicle, together with activations at 73 thousand points of sale throughout Brazil, with a blanket presence of promotional material. Creation of the campaign rollout is being coordinated by the NBS agency.

São Paulo (SP), February, 11 2011.

Leopoldo Viriato Saboya

CFO and IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 17, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director